170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Completes Initial Formative Human Factors Studies for
SPORT Robotic Surgical System

TORONTO (May 17, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), announces completion of initial formative human factors studies for its SPORT single port robotic surgical system. Formative human factors studies involve the evaluation of prototypes by expert users that focus on simulated task exercises that are critical to product safety.

David McNally, President and CEO of Titan Medical, said, “The completion of initial formative human factors studies is a key development milestone, and we are pleased to have achieved it on schedule. We are grateful to the independent surgeons and nurses who participated in these studies. Initial formative human factors studies are a foundational step in the development of a safe and effective complex medical device, such as a robotic system. In addition to evaluating the ergonomics of the workstation and patient cart during simulated procedures, clinicians provided insights regarding the setup and maneuverability of the central unit, the positioning of the insertable camera and the loading of instruments. The results of the studies provide valuable perspectives on user interaction and user experience for the development of the SPORT system. This end-user feedback will be integrated with information gained from the ongoing testing and evaluation of certain subsystems, so that appropriate design enhancements can be prioritized and implemented.”

Mr. McNally continued, “Based on our progress and the commitment of our employees and subcontractors, we remain on track to deliver the next of our stated milestones during the second quarter of the year. While our product development team focuses on system design improvements, other members of management are actively engaged in evaluating prospective strategic facilities for preclinical studies in the U.S. and Europe.”

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through to the planned commercialization of a robotic surgical system for application in MIS. Titan’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single port. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT system is designed to enable surgeons to perform a broad set of general abdominal, gynecologic, urologic and colorectal procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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